UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____ )*

Superior Silver Mines, Inc.

(Name of Issuer)

Common Stock - $0.001 par value

(Title of Class of Securities)

868324104

(CUSIP Number)

Stephen Sadle
1997 Annapolis Exchange Blvd., Suite 300
Annapolis, Maryland 21401
(410) 972-4713

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 29, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	868324104	Page	2	of	4

1	NAMES OF REPORTING PERSONS Stephen Sadle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		60,000,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

60,000,000

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.4%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	868324104	Page	3	of	4

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Shares"), of Superior Silver Mines, Inc., a Nevada corporation (the “Issuer”). The principal office of the Issuer is located at 413 Cedar Street, Wallace, Idaho 83873.

Item 2. Identity and Background

The name of the reporting person is Stephen Sadle. His business address is 1997 Annapolis Exchange Blvd., Suite 300, Annapolis, Maryland  21401 and his present principal occupation is Chief Operating Officer of the Issuer. Mr. Sadle is a citizen of the United States of America.

Mr. Sadle has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Sadle received 60,000,000 Shares in exchange for 15,000 shares of common stock of Clean Wind Energy, Inc. ("Clean Wind") pursuant to the Agreement and Plan of Merger dated December 29, 2010 (the "Agreement"), among the Issuer, Clean Wind and Superior Silver Mines Acquisition Corp. ("Merger Sub"), under which Merger Sub merged with and into Clean Wind and Clean Wind continued as the surviving corporation and became a wholly-owned subsidiary of the Issuer (the "Merger").

Item 4. Purpose of Transaction

The information set forth in Item 3 is incorporated by reference into this Item 4.  Except as set forth in this Schedule 13D, Mr. Sadle does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Mr. Sadle beneficially owns 60,000,000 Shares, representing 18.4% of the outstanding Shares.

(b) Mr. Sadle has sole voting and sole dispositive power over the 60,000,000 Shares that he beneficially owns.

(c)  Pursuant to the Agreement, on December 29, 2010, Mr. Sadle received 60,000,000 Shares in exchange for 15,000 shares of common stock of Clean Wind.  See Item 3 for more information, which is incorporated by reference in this Item 5.

(d)  No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Sadle.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Sadle, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Sadle and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following documents are filed as an exhibit to this Schedule 13D:

1. Agreement and Plan of Merger dated December 29, 2010, among Superior Silver Mines, Inc., Clean Wind Energy, Inc. and Superior Silver Mines Acquisition Corp. (incorporated by reference to the Form 8-K filed by Superior Silver Mines, Inc. on December 30, 2010).

CUSIP No.	868324104	Page	4	of	4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2010

/s/ Stephen Sadle

Name: Stephen Sadle